Exhibit 99.1

AMENDMENT NO. 3 TO SECURITIES PURCHASE AGREEMENT

This Amendment No. 3 to Securities Purchase Agreement (this “Amendment”), dated as of June 21, 2024, amends the Securities Purchase Agreement, dated as of September 21, 2023 (as amended by that Amendment No. 1 to Securities Purchase Agreement dated as of April 10, 2024 and that Amendment No. 2 to Securities Purchase Agreement, dated as of May 24, 2024, the “Securities Purchase Agreement”), by and among Carbon Revolution Public Limited Company, a public limited company incorporated in Ireland with registered number 607450 (the “Issuer”), OIC Structured Equity Fund I GPFA Range, LLC, a Delaware limited liability company, and OIC Structured Equity Fund I Range, LLC, a Delaware limited liability company (collectively, the “Buyer”), and, solely for purposes of limited provisions of the Securities Purchase Agreement, Carbon Revolution Operations PTY LTD., an Australian private limited company (“Carbon Revolution Operations”). Capitalized terms used and not defined herein have the respective meanings given to them in the Securities Purchase Agreement.

RECITALS

WHEREAS, the Issuer, Buyer and, solely for limited purposes as set forth in the Securities Purchase Agreement, Carbon Revolution Operations, are party to the Securities Purchase Agreement, pursuant to which Buyer has agreed, subject to certain terms and conditions and the receipt of certain consideration as set forth in this Amendment (including certain modifications to the Securities Purchase Agreement as set forth herein), to, inter alia, release portions of the Reserve Funds in the Reserve Account upon occurrence of specified events to be applied by Buyer for the acquisition of Subsequent Reserve Release Acquired Interests and Additional New Warrants; and

WHEREAS, Buyer is proposing to undertake such releases at the request and for the benefit of the Issuer, and in consideration therefor, the Issuer has agreed to promptly reimburse upon demand all vouched and itemized third-party costs and expenses that are reasonably and necessarily incurred by Buyer or any of its Affiliates (including, without limitation, all vouched and itemized fees, disbursements and expenses that are reasonably and necessarily incurred by Latham & Watkins LLP, Matheson LLP and any other professional advisor of Buyer) in accordance with the Securities Purchase Agreement, whether or not such releases are consummated or any agreements, documents or amendments referenced herein are executed.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the Issuer, Carbon Revolution Operations and Buyer hereby agree as follows:

1

SECTION 1.       Amendments.

(a)          Section 1.01 (Definitions) of the Securities Purchase Agreement is hereby amended to add the following defined terms in the appropriate alphabetical order:

“Additional New Warrant” means any Warrant to Purchase Ordinary Shares substantially in the form attached as Exhibit A to Amendment No. 3 (including, for the avoidance of doubt, that certain Warrant No. 0002 to Purchase Ordinary Shares issued by the Company to the Holders on April 10, 2024 and Warrant No. 003 to Purchase Ordinary Shares issued by the Company to the Holders on May 24, 2024, but excluding that certain Warrant No. 001 to Purchase Ordinary Shares issued by the Company to the Holders on November 3, 2023).

“Amendment No. 3” means Amendment No. 3 to Securities Purchase Agreement, dated as of June 21, 2024, between the Issuer and Buyer.

“Last Out Reserve Release Condition” means (i) a Minimum Trailing Three Month Revenue of not less than 15.0% greater than, and (ii) a Minimum Trailing Three Month Adjusted EBITDA of not less than 15.0% greater than, in each case, the amount set forth under the applicable columns on Schedule 2.05 of Amendment No. 3 opposite the last day of the fiscal month immediately prior to the date on which the Issuer has submitted a request to OIC for funding of each Subsequent Reserve Release.1

“Minimum Trailing Three Month Adjusted EBITDA” means Adjusted EBITDA (as defined in the Proceeds Disbursing and Security Agreement, dated as of May 23, 2023) for the period of three consecutive fiscal months preceding the date on which the Issuer has requested the applicable Subsequent Reserve Release.

“Minimum Trailing Three Month Revenue” means revenue of the Co-Obligors (as referred to in Section 6.8(b) of the Proceeds Disbursing and Security Agreement, dated as of May 23, 2023) for the period of three consecutive fiscal months preceding the date on which the Issuer has requested the applicable Subsequent Reserve Release.

“Reserve Release Condition” means (i) a Minimum Trailing Three Month Revenue of not less than, and (ii) a Minimum Trailing Three Month Adjusted EBITDA of not less than, in each case, the amount set forth under the applicable columns on Schedule 2.05 of Amendment No. 3 opposite the last day of the fiscal month immediately prior to the date on which the Issuer has submitted a request to OIC for funding of each Subsequent Reserve Release.

(b)          Sections 2.05(b), (c) and (e) (Reserve Release Closing) of the Securities Purchase Agreement are hereby amended and restated in their entirety as follows:

1 For illustration, the stated milestone for the 3 months ended November 30, 2024 is revenue of $23,070,000 and adjusted EBITDA of ($13,160,000). 15% “greater than” those two amounts is meant to require a revenue of not less than $26,530,500 and adjusted EBITDA of not less than $($11,186,000).

2

“(b) Each of (1) May 24, 2024, (2) June 21, 2024, (3) at the request of the Issuer on a date no earlier than July 1, 2024 and provided that the Issuer has satisfied the Reserve Release Condition (the “Fourth Reserve Release”), (4) at the request of the Issuer on a date after the Fourth Reserve Release but no earlier than August 1, 2024 and provided that the Issuer has satisfied the Reserve Release Condition (the “Fifth Reserve Release”), (5) at the request of the Issuer on a date after the Fifth Reserve Release but no earlier than September 1, 2024 and provided that the Issuer has satisfied the Reserve Release Condition (the “Sixth Reserve Release”), and (6) at the request of the Issuer on a date after the Sixth Reserve Release but no earlier than October 1, 2024 and provided that the Issuer has either (A) satisfied the Reserve Release Condition (the “Seventh Reserve Release”) or (B) satisfied the Last Out Reserve Release Condition (the “Last Out Reserve Release”) shall constitute a “Subsequent Reserve Release”, provided that, notwithstanding the above, no Subsequent Reserve Release shall occur after January 31, 2025. Upon the terms and subject to the conditions of this Agreement, upon each Subsequent Reserve Release, Buyer will acquire and (x) the Issuer will allot, issue and sell to Buyer such number of Class A Preferred Shares, Class B Preferred Shares or such other class of preferred shares, or Carbon Revolution Operations will issue and sell to Buyer such principal amount of Debt Instruments (including, without limitation, pursuant to the PIUS Loan), provided that in the case of a Last Out Reserve Release, Buyer shall only acquire Debt Instruments constituting Last Out Notes (as defined in the PIUS Loan) and (y) the Issuer will allot, issue and sell to Buyer any associated warrants to subscribe for Ordinary Shares, in each case, as may be issued by the Issuer as permitted under the Company Articles, in each case as determined in the sole discretion of Buyer, as such Class A Preferred Shares, Class B Preferred Shares, such other class of preferred shares or such Debt Instruments is equal to (i) US$5,000,000.00 divided by in the case of Class A Preferred Shares, Class B Preferred Shares or such other class of preferred shares, the Per Share Subscription Price, and in the case of Debt Instruments, an amount in U.S. dollars to be agreed in writing between the Issuer and Buyer, rounded up to the nearest whole share (each a “Subsequent Reserve Release Acquired Interest” and, together with the First Reserve Release Acquired Interests, the “Reserve Release Acquired Interests”) and (ii) any associated warrants to subscribe for Ordinary Shares.

(c) In connection with the acquisition of such Reserve Release Acquired Interests: (i) upon issuance, the Reserve Release Acquired Interests and any Additional New Warrants, (ii) upon execution and delivery of the Warrant Amendment, the Warrant, and (iii) upon issuance, all Ordinary Shares issuable pursuant to any Additional New Warrants and the Warrant (as amended by the Warrant Amendment), in each case, shall be free and clear of all Liens (other than, in the case of Securities, restrictions on transfer under applicable federal and state securities laws and under the Company Articles, and in the case of Debt Instruments, any Permitted Liens (as defined in the Proceeds Disbursing and Security Agreement, dated as of May 23, 2023)).

(e) The Issuer shall use the Reserve Funds released from the Reserve Account in connection with a Reserve Release Closing for general corporate purposes in accordance with the applicable funds flow memorandum and the Approved Budget.”

3

(c)          Section 2.06(b) (Reserve Release Closing Deliverables) of the Securities Purchase Agreement is hereby amended and restated in its entirety as follows:

“(b) At each Reserve Release Closing, the Issuer shall deliver, or cause to be delivered:

(i) in event of a subscription of Securities, to Buyer, a certified copy of the Issuer’s updated register of members, evidencing the issuance of the applicable Reserve Release Acquired Interests to Buyer;

(ii) in event of a subscription of Securities, to Buyer, evidence of book entries in respect of the applicable Reserve Release Acquired Interests;

(iii) in event of a subscription of Securities, to Buyer, evidence, satisfactory to Buyer, that Buyer has otherwise been entered in the record books of the Issuer as the holder of record of the applicable Reserve Release Acquired Interests;

(iv) in event of an acquisition of Debt Instruments, to Buyer, a copy of all documents and other items required to be delivered to the lenders, noteholders, creditors or other equivalent Person for such borrowing or issuance pursuant to the terms of the Debt Instrument;

(v) to Buyer, a certificate of limited company status, compliance and/or good standing of each member of the Issuer Group, to the extent applicable in the relevant jurisdiction, issued by the appropriate Governmental Authorities from each jurisdiction in which the members of the Issuer Group are formed and carry on business dated not more than two (2) Business Days prior to the applicable Reserve Release Closing Date;

(vi) addressed to Buyer, favorable opinions of Coblentz Patch Duffy & Bass LLP and Herrick Feinstein LLP, counsels of the Issuer, in form and substance reasonably satisfactory to counsel of Buyer;

(vii) to Buyer, the certificate described in Section 8.07; and

(viii) to Buyer, a properly completed and executed IRS Form W-8BEN-E of the Issuer and confirmation of the Issuer’s tax reference number in Ireland.”

(d)          Section 3.26 (No Bankruptcy) of the Securities Purchase Agreement is hereby amended and restated in its entirety as follows:

4

“Section 3.26        No Bankruptcy

(a) No petition or notice has been presented, no order has been made and no resolution has been passed for the bankruptcy, liquidation, winding up or dissolution of any member of the Issuer Group. No receiver, trustee, custodian or similar Person has been appointed in respect of the whole, or any part, of any member of the Issuer Group, its Business, or the Assets of the Issuer Group; and no suspension of payments order, wind-up order or similar has been made and to the Knowledge of the Issuer no petition has been presented for such an order, in respect of the Issuer Group. No meeting of any member of the Issuer Group has been convened at which a resolution for bankruptcy, liquidation, winding-up, or dissolution of such member of the Issuer Group has been proposed, and no member of the Issuer Group has any plan or intention of, or have they received notice that any other Person has any plan or intention of, filing, making or obtaining any such petition, notice, order or resolution or of seeking the appointment of a receiver, trustee, custodian or similar Person. No voluntary arrangement, compromise or similar arrangement with its creditors generally has been proposed, agreed or sanctioned in respect of the Issuer Group.

(b) After giving effect to the transactions contemplated by this Agreement, the Issuer will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the present fair saleable value of its assets will be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (ii) have unreasonably small capital with which to engage in its business, or (iii) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured.

(c) Without limiting the above sub-sections, where a member of the Issuer Group is a company to which the Corporations Act applies, that member is not subject to any of the following events: (i) it is (or states that it is) an insolvent under administration or insolvent (each as defined in the Corporations Act); (ii) it is in liquidation, in provisional liquidation, under administration or wound up or has had a Controller appointed to its property; (iii) it is subject to any arrangement (including a deed of company arrangement or scheme of arrangement other than the Scheme Acquisition), assignment, moratorium or compromise or composition with its creditors generally, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this document); (iv) an application or order has been made (and in the case of an application which is disputed by the person, it is not stayed, withdrawn or dismissed within 30 days), resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, in respect of any of the things described in any of the above paragraphs; (v) it is taken (under section 459F(1) of the Corporations Act) to have failed to comply with a statutory demand; (vi) it is the subject of an event described in section 459C(2)(b) or section 585 of the Corporations Act (or it makes a statement from which another party to this document reasonably deduces it is so subject). For the purposes of this clause “Corporations Act” means the Australian Corporations Act 2001 (Cth).”

5

(e)        Section 5.17 (FIRB Application) of the Securities Purchase Agreement is hereby amended and restated in its entirety as follows:

“Section 5.17  FIRB Application. If Buyer, after obtaining Australian legal advice, requires an Australian Foreign Investment Review Board application with respect to any of the transactions contemplated hereby, Buyer shall submit an application to the Australian Foreign Investment Review Board with respect to any of the relevant transactions contemplated hereby and which require the approval of the Australian Foreign Investment Review Board under the Foreign Acquisitions and Takeovers Act 1975 (Cth). The Issuer shall pay all fees relating to any application(s) and shall use best efforts to assist Buyer with obtaining the relevant approval of such application(s), including in each case, as promptly as practicable in advance of any Subsequent Closing or Reserve Release Closing (including each Subsequent Reserve Release Acquired Interest).”

SECTION 2.      Representations, Warranties and Covenants. Issuer represents and warrants and covenants that immediately before and after giving effect to this Amendment: (i) except as disclosed in writing to Buyer in Schedule A, to supplement the Disclosure Schedule as of September 21, 2023, each of the representations and warranties contained in the Securities Purchase Agreement and in any other document furnished in connection therewith is true and correct in all material respects (provided that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language is true and correct in all respects) on the date hereof (provided, that those representations and warranties expressly referring to a specific date are true and correct in all material respects (or in all respects, if such representation and warranty is qualified as to “materiality”, “Material Adverse Effect” or similar language) as of such date); and (ii) no material default or the occurrence of any event that, with notice or lapse of time or both, could constitute a material default has occurred and is continuing or would exist after giving effect to this Amendment. The Issuer shall engage a financial consultant on terms satisfactory to OIC no later than June 28, 2024.

SECTION 3.       Miscellaneous. The provisions of Sections 14.01 (Notices), 14.02 (Amendments and Waivers), 14.04 (Successors and Assigns), 14.05 (Governing Law), 14.06 (Jurisdiction), 14.07 (Waiver of Jury Trial), 14.08 (Counterparts; Effectiveness; Third Party Beneficiaries), 14.09 (Electronic Signatures), 14.10 (Entire Agreement), 14.11 (Severability), 14.13 (Specific Performance) and 14.15 (Arm’s Length Transaction) of the Securities Purchase Agreement are incorporated herein and shall apply, mutatis mutandis, to this Amendment.

[Signature Pages Follow]

6

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

ISSUER:

CARBON REVOLUTION PUBLIC LIMITED COMPANY

By:	/s/ Jacob Dingle
Name: Jacob Dingle
Title: Director

[Signature Page to Amendment No. 3 to Securities Purchase Agreement]

CARBON REVOLUTION OPERATIONS PTY LTD

By:	/s/ Jacob Dingle
Name: Jacob Dingle
Title: Director

By:	/s/ David Nock
Name: David Nock
Title: General Counsel and Company Secretary

[Signature Page to Amendment No. 3 to Securities Purchase Agreement]

BUYER:

OIC STRUCTURED EQUITY FUND I RANGE, LLC
By: OIC Structured Equity Fund I AUS, L.P., its sole member
By: OIC Structured Equity Fund I GP, L.P., its general partner
By: OIC Structured Equity Fund I Upper GP, LLC, its general partner

By:	/s/ Chris Leary
Name: Chris Leary
Title: Manager

OIC STRUCTURED EQUITY FUND I GPFA RANGE, LLC
By: OIC Structured Equity Fund I GPFA, L.P., its sole member
By: OIC Structured Equity Fund I GP, L.P., its general partner
By: OIC Structured Equity Fund I Upper GP, LLC, its general partner

By:	/s/ Chris Leary
Name: Chris Leary
Title: Manager

[Signature Page to Amendment No. 3 to Securities Purchase Agreement]

Exhibit A:
Additional New Warrant

(See attached)

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE.  THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO RULE 144 OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT, AND IF REGISTERED AND QUALIFIED PURSUANT TO THE RELEVANT PROVISIONS OF STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION THEREFROM.

THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF MAY NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY PERSON OR ENTITY IN ANY MEMBER STATE OF THE EUROPEAN ECONOMIC AREA EXCEPT IN ANY OF THE CIRCUMSTANCES SET OUT IN ARTICLE 1(4)(A)-(D) OF REGULATION (EU) 2017/1129 OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF 14 JUNE 2017 ON THE PROSPECTUS TO BE PUBLISHED WHEN SECURITIES ARE OFFERED TO THE PUBLIC OR ADMITTED TO TRADING ON A REGULATED MARKET, AS AMENDED (THE “EU PROSPECTUS REGULATION”) AND WHICH DOES NOT OBLIGATE THE COMPANY TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3(1) OF THE EU PROSPECTUS REGULATION.

Warrant No. [____]	Original Issue Date: [____]

CARBON REVOLUTION PUBLIC LIMITED COMPANY

WARRANT TO PURCHASE ORDINARY SHARES

FOR VALUE RECEIVED, Carbon Revolution Public Limited Company, a public limited company incorporated in Ireland with registered number 607450 (the “Company”), hereby certifies that OIC Structured Equity Fund I GPFA Range, LLC, a Delaware limited liability company, and OIC Structured Equity Fund I Range, LLC, a Delaware limited liability company (together with their successors and permitted assigns, the “Holders”), are entitled to subscribe for, and to be allotted and issued, a number of ordinary shares with a nominal value of US$0.0001 per share in the capital of the Company (“Ordinary Shares”) equal to (a) the Vested Warrant Amount for this Warrant (subject to adjustment as provided in the definition thereof and in Section 7), less (b) the number of Ordinary Shares previously issued to the Holders from time to time as a result of any partial exercise of this Warrant in accordance with Section 2, at a subscription price per Ordinary Share equal to the Exercise Price, all subject to the terms and conditions set forth in this Warrant.

1.           Definitions.  As used in this Warrant, the following terms have the respective meanings set forth below:

“Act” means the means the Irish Companies Act 2014 and every statutory modification and re-enactment thereof for the time being in force.

“Affiliate” means with respect to a specified Person, any Person that directly or indirectly Controls, is Controlled by, or is under common Control with, the specified Person; provided, however, that any entity for which such Person may be an officer, director or equity holder, but which such Person does not otherwise Control, directly or indirectly, shall not be deemed to be an Affiliate solely as a result of such relationship.

“Aggregate Exercise Price” means an amount equal to the product of (a) the number of Ordinary Shares in respect of which this Warrant is then being exercised pursuant to Section 2, multiplied by (b) the Exercise Price.

“Business Combination” means the transactions consummated pursuant to that certain Business Combination Agreement, dated as of November 29, 2022, by and among the Company, Twin Ridge Capital Acquisition Corp., a Cayman Islands exempted company, Carbon Revolution and Poppettell Merger Sub, a Cayman Islands exempted company and wholly owned subsidiary of the Company.

“Business Day” means any day except a Saturday, Sunday or a legal holiday on which banks in New York, New York, United States of America, Australia or Dublin, Ireland are authorized or obligated by applicable law to close.

“Carbon Revolution” means Carbon Revolution Limited, an Australian public company with Australian Company Number (ACN) 128 274 653.

“Company Articles” means the articles of association of the Company as amended by special resolution passed on October 16, 2023, as the same may be amended, modified or supplemented from time to time.

“Company Warrants” means the warrants issued in connection with the closing of the Business Combination, each of which entitles the holder thereof to acquire one Ordinary Share at an exercise price of $11.50 per one-tenth of a share ($115.00 per whole Ordinary Share).

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. “Controlled” has a meaning correlative thereto.

“Equity Incentive Plan” means the Carbon Revolution Public Limited Company 2023 Share Option and Incentive Plan, attached as Annex G to the Company’s final prospectus, dated September 8, 2023, filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(3) under the Securities Act.

“Equity Interest” means, with respect to a Person that is a legal entity, (a) any equity securities, equity-linked securities (including convertible equity) or any debt convertible or exchangeable into equity securities of such Person, and (b) warrants, options or other rights to purchase or otherwise acquire equity securities in such Person, including in the case of the Company, Ordinary Shares.

“Exercise Price” means US$0.01, as such amount may be adjusted from time to time in accordance with this Warrant.

“Existing Warrants” means that certain Warrant No. [____] to Purchase Ordinary Shares issued by the Company to the Holders on [_____].2

2 To describe all issued and outstanding warrants.

“Fully-Diluted Basis” means, as of a specified time, the Company’s issued and outstanding share capital, calculated on a fully diluted basis, including: (i) all issued Ordinary Shares (excluding for such purposes any Ordinary Shares issued in exchange for TRCA Class A Ordinary Shares in connection with the Business Combination) as of immediately following the consummation of the Scheme Acquisition; (ii) (x) the Initial Equity Awards together with (y) all Ordinary Shares issued under any equity incentive or similar plan of the Company through the second anniversary of the closing of Business Combination and (z) all Ordinary Shares issuable pursuant to any award made under any equity incentive or similar plan if such Ordinary Shares underlying such award may be exercised, settled or converted on or prior to the second anniversary of the closing of Business Combination; (iii) all Ordinary Shares issuable upon the exercise or conversion of all then-outstanding Equity Interests other than Company Warrants (but including, for the avoidance of doubt, the Existing Warrants and this Warrant) as of immediately following the consummation of the Scheme Acquisition; and (iv) all Ordinary Shares that have been issued upon the cashless exercise or redemption of Company Warrants prior to the time of any calculation under this definition.

“Holder Group” means the Holders, their respective Affiliates and any of their respective investment funds, co-investment vehicles, managed accounts or similar vehicles controlled by the Holders or their Affiliates or transferees.

“Initial Equity Awards” means the issuance of restricted stock units or Ordinary Shares with vesting or other transfer restrictions, in each case, with respect to a number of Ordinary Shares constituting five percent (5%) of the total number of Ordinary Shares issued and outstanding as of immediately following the consummation of the Scheme Acquisition, pursuant to the Equity Incentive Plan.

“Maximum Discount” means, as of the date of any issuance of Ordinary Shares, a price per share not less than 75.0% of the Fair Market Value of an Ordinary Share for the trading day immediately preceding such issuance.

“Member” means a member of the Company.

“Monetization Event” means: (i) the consummation of a transaction or series of transactions pursuant to which the Company, directly or indirectly, effects any merger or consolidation of the Company with or into another Person in which the Company is not the surviving Person; (ii) the consummation of a transaction or series of transactions pursuant to which the Company and its subsidiaries, taken as a whole, directly or indirectly, effect any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole; (iii) the consummation of any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their Ordinary Shares for other securities, cash or property and has been accepted by the holders of 50% or more of the issued and outstanding Ordinary Shares or 50% or more of the voting power of the Equity Interests of the Company; (iv) the consummation of a transaction or series of transactions pursuant to which the Company, directly or indirectly, effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property; (v) the consummation by the Company, directly or indirectly, in a transaction or series of transactions, of a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires 50% or more of the issued and outstanding Ordinary Shares or 50% or more of the voting power of the Equity Interests of the Company; or (vi) the liquidation, dissolution or winding down of the Company.

“Original Issue Date” means [_____].

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint stock company, trust, unincorporated organization or governmental agency.

“Register of Members” means the register of members of the Company kept and maintained in accordance with the requirements of the Act.

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of April 10, 2024, by and between the Company and the Holders, as may be further amended from time to time.

“Related Fund” means, with respect to any Person that is an investment fund or holding company wholly owned by one or more investment funds, (a) with respect to any such investment fund, any other investment fund, account or company that is managed, advised or sub-advised by (i) the same investment advisor that manages, advises or sub-advises such Person or (ii) an Affiliate of such investment advisor or (b) with respect to any such holding company, any other holding company wholly owned by one or more investment funds, accounts or companies that is managed, advised or sub-advised by (i) the same investment advisor that manages, advises or sub-advises such Person or (ii) an Affiliate of such investment advisor.

“Scheme Acquisition” means the acquisition by the Company of Carbon Revolution, with Carbon Revolution’s equity exchanged for equity of the Company in accordance with a scheme of arrangement under Part 5.1 of the Australian Corporations Act 2001 (Cth), pursuant to that certain Scheme Implementation Deed, dated as of November 30, 2022, by and among the Company, Carbon Revolution and Twin Ridge Capital Acquisition Corp., a Cayman Islands exempted company (“TRCA”).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities Purchase Agreement” means that certain Securities Purchase Agreement, dated as of September 21, 2023, by and between the Company and the Holders, as may be amended, restated, amended and restated, supplemented or modified from time to time.

“Subsequent Acquired Interests” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

“Subsequent Closing” shall have the meaning ascribed to such term in the Securities Purchase Agreement.

“Transfer,” with respect to this Warrant or any of the rights or obligations set forth herein, means direct or indirect sale, exchange, transfer, assignment, pledge, encumbrance, hypothecation or other disposition thereof; provided, that a “Transfer” shall not include (a) any direct or indirect sale, exchange, transfer, assignment, pledge, encumbrance, hypothecation or other disposition of the Equity Interests of the Holder Group and (b) the incurrence of, or exercise of remedies with respect to, any encumbrance on any direct or indirect Equity Interests in the Holders or their Affiliates that is in favor of (i) back-leverage lenders to the Holders or their Affiliates or any agent on behalf of such back-leverage lenders, in each case as collateral security, or (ii) any affiliated entity of such back-leverage lender to whom such direct or indirect Equity Interest is transferred by back-leverage lenders, or agents on behalf of back-leverage lenders, in connection with an exercise of remedies.

“Vested Warrant Amount” means, subject to any applicable adjustments pursuant to Section 7 of the applicable Warrant, the number of Ordinary Shares issuable to the Holder Group under a Warrant as of a specified date, which shall equal (a) the Vested Warrant Percentage for such Warrant multiplied by (b) the aggregate number of outstanding Ordinary Shares calculated on a Fully-Diluted Basis.

“Vested Warrant Percentage” means 2.50%.

“Warrant” means this Warrant to Purchase Ordinary Shares and all warrants issued in substitution for, or in replacement of, this Warrant in accordance with the terms hereof.

2.           Exercise of Warrant.

(a)          Exercise Procedure.  This Warrant may be exercised by the Holders in whole at any time or in part at any time and from time to time following the date hereof until the earlier of (x) the seventh (7th) anniversary of the Original Issue Date, and (y) immediately prior to the consummation of a Monetization Event (provided that, with respect to exercises pursuant to clause (y), (1) the Company has provided written notice of such Monetization Event in accordance with Section 6(a)(ii) and (2) the Holders provide Notice of Exercise to the Company no later than ten (10) Business Days after the Holders receive such written notice of such Monetization Event from the Company) for all or any part of the unexercised Ordinary Shares hereunder in an aggregate amount (together with all prior exercises of this Warrant pursuant to this Section 2(a)) not to exceed the then applicable Vested Warrant Amount for this Warrant, by the Holders:

(i)           surrendering this Warrant (or an affidavit of loss if such original Warrant has been lost, stolen or destroyed) together with a duly executed copy of the Notice of Exercise attached hereto as Exhibit A (the “Notice of Exercise”) to the Company at its address for notices hereunder in accordance with Section 11 marked for attention of the company secretary; and

(ii)          paying to the Company the Aggregate Exercise Price in accordance with Section 2(c);

provided, that such Notice of Exercise and related surrender of this Warrant may be conditioned and effective upon the happening of certain events, including the consummation of a Monetization Event.

(b)          Time of Exercise; Expiration.  Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant is surrendered to the Company as provided in Section 2(a).  At such time, the Person or Persons in whose name or names any Ordinary Shares are to be allotted and issued upon such exercise as provided in Section 2(d) shall be deemed to have been allotted such Ordinary Shares and shall become entitled to all the rights and privileges attaching to such shares with effect from that time.  If the Holders do not exercise this Warrant in the time provided in Section 2(a), the Warrant shall expire and shall be void thereafter.

(c)          Payment of the Aggregate Exercise Price.  Payment of the Aggregate Exercise Price shall be made by wire transfer of immediately available funds to an account designated in writing by the Company, in the amount of such Aggregate Exercise Price.

(d)          Delivery of Ordinary Shares and/or New Warrant.  Upon the effectiveness of any exercise of this Warrant in whole or in part, the Company shall promptly at its expense, and in no event later than five (5) Business Days after such exercise:

(i)           enter (or cause to be entered) the name of the Holders, or as the Holders (subject to the payment by such Person of any applicable stamp duty or transfer taxes) may direct, in the Register of Members as the holder of the relevant number of Ordinary Shares; and

(ii)          issue (or cause to be issued) in the name of, and deliver (or cause to be delivered) (which may be via electronic delivery with physical delivery to promptly follow if so requested by Holders) to, the Holders, or as the Holders (subject to the payment by such Person of any applicable stamp duty or transfer taxes) may direct:

(1)          certificates or evidence of book entries for the Ordinary Shares to which the Holders shall be entitled in connection with such exercise; and

(2)          in case such exercise is in part only, a new Warrant (dated the date hereof) evidencing the rights of the Holders to purchase the unexercised Ordinary Shares as provided for by this Warrant, and such new Warrant shall in all other respects be identical to this Warrant.

(e)          Records.  Upon the Holders’ payment of the Aggregate Exercise Price (in accordance with Section 2(c)), the Company shall, as promptly as practicable, update (or cause to be updated) the records of the Company to reflect the Ordinary Shares issuable upon exercise of this Warrant, in the case of each of clauses (i) and (ii) of Section 2(d), following such exercise of the Warrant.

(f)          Winding-Up or Dissolution.  Notwithstanding any other provision of this Warrant, if an order is made or a resolution is passed for the winding-up or dissolution, whether voluntary or involuntary, of the Company or if any other dissolution of the Company is to be effected, the Company shall immediately notify the Holders accordingly.  In such circumstances, the Holders shall be entitled, at any time after such order is made or resolution is passed, to exercise this Warrant and to be allotted and issued the relevant number of Ordinary Shares in accordance with this Section 2 and shall be entitled to receive out of the assets of the Company available to the Members such sum, if any, as the Holders are entitled receive as Members of the Company.

3.           Fair Market Value.

(a)          “VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on a trading market, the daily volume weighted average price of the Ordinary Shares for such date (or the nearest preceding date) on the trading market on which the Ordinary Shares are then listed or quoted as reported by Bloomberg (based on a trading day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)) or (b) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by the Holders, the fees and expenses of which shall be paid by the Company. The Company shall provide its calculation of the fair market value per Ordinary Share to the Holders, which shall be equal to the VWAP determined as provided in the preceding sentence, together with reasonable details and supporting documentation with respect to such calculation.  Only with respect to the preceding clause (b), within ten (10) Business Days of the receipt of such calculation, the Holders shall have the right to provide notice to the Company of any disagreement regarding the calculation of such fair market value (a “FMV Dispute Notice”), which FMV Dispute Notice shall, to the extent reasonably capable of calculation, include the Holders’ calculation of the fair market value of one Ordinary Share and reasonable supporting documentation regarding the same to the extent available.  Following receipt of any such FMV Dispute Notice by the Company, the Holders and the Company shall negotiate in good faith to reach agreement regarding the fair market value of one Ordinary Share.  If the Company and the Holders are unable to resolve all such disputed items within ten (10) Business Days following the Company’s receipt of the FMV Dispute Notice, then all items that have not been resolved on a mutually agreeable basis shall be submitted to an independent valuation expert (“Designated Valuation Firm”) mutually acceptable to the Company and the Holders for resolution, and such Designated Valuation Firm shall be instructed to issue its determination within ten (10) Business Days after the submission of such dispute thereto; provided, that if the Company and the Holders are unable to agree on a Designated Valuation Firm within fifteen (15) Business Days following the Company’s receipt of the FMV Dispute Notice, the Designated Valuation Firm shall be designated by a majority of the independent members of the board of directors of the Company.  The determination by such Designated Valuation Firm shall be binding on the Company and the Holders.  All costs and expenses relating to the work performed by the Designated Valuation Firm shall be borne by the Holders, on the one hand, and the Company, on the other hand, based on the inverse of the percentage that the Designated Valuation Firm’s determination bears to the total amount of the total items in dispute as originally submitted to the Designated Valuation Firm, which proportionate allocations shall also be determined by the Designated Valuation Firm at the time it renders its determination on the merits of the matters in dispute.  For example, if the items in dispute totaled US$1,000 and the Designated Valuation Firm awards US$600 in favor of the Company and US$400 in favor of the Holders, then sixty percent (60%) of the costs and expenses relating to the work performed by the Designated Valuation Firm would be borne by the Holders and forty percent (40%) of such costs and expenses would be borne by the Company.  Such fair market value of one Ordinary Share as finally determined pursuant to this Section 3 shall be referred to herein as the “Fair Market Value” for purposes of this Warrant.

4.           Representations and Warranties of the Company.  In connection with the transactions provided for herein, the Company hereby represents and warrants to the Holders that:

(a)          Organization, Good Standing, and Qualification.  The Company is a public limited company duly incorporated and validly existing under the laws of Ireland with registered number 607450 and has all requisite limited company power and authority to carry on its business as now conducted.  The Company is duly qualified, licensed or registered as a foreign entity to transact business, and is in good standing, under the laws of each jurisdiction where the character or location of the properties or assets owned, leased or operated by it requires such qualification, licensing or registration, except where the failure of such qualification, licensing or registration would not reasonably be expected to have a material adverse effect on the business or properties of the Company and its subsidiaries, taken as a whole.

(b)          Authorization.  Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors’ rights and to general principles of equity, all limited company action has been taken on the part of the Company, its officers, directors, and members necessary for the authorization, execution and delivery of this Warrant.  This Warrant has been duly and validly executed and delivered by the Company and constitutes the binding obligation of the Company, enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors’ rights and to general principles of equity.  The Company has authorized sufficient Ordinary Shares to allow for the exercise of this Warrant.

(c)          Compliance with Other Instruments.  The authorization, execution and delivery of this Warrant will not constitute or result in a material default or violation of any law or regulation applicable to the Company or any material term or provision of the Company Articles or any material agreement or instrument by which it is bound or to which its properties or assets are subject.

(d)          Valid Issuance of Ordinary Shares.  The Ordinary Shares, when issued, sold, and delivered in accordance with the terms of this Warrant for the consideration expressed herein, will be duly and validly issued, fully paid and non-assessable and, based in part upon the representations and warranties of the Holders in this Warrant and the Holders’ compliance with applicable federal and state securities laws, will be issued in compliance with all applicable federal and state securities laws.

(e)          Capitalization.  As of the Original Issue Date and without giving effect to the issuance of this Warrant, the authorized share capital of the Company is (a) US$100,010,000 divided into 800,000,000,000 Ordinary Shares with a nominal value of US$0.0001 each, of which [_____] are issued and outstanding, 200,000,000,000 preferred shares with a nominal value of US$0.0001 each, of which [_____] have been designated as Class B preferred shares and are issued and outstanding, [_____] Class A preferred shares of US$0.0001 each, of which [_____] are issued and outstanding, and (b) €25,000 divided into 25,000 deferred ordinary shares with a nominal value of €1.00 each. No Person has any right of first refusal, preemptive right, right of participation, or any similar right with respect to the issuance of this Warrant or the issuance of Ordinary Shares upon exercise of the Warrant.  Except as set forth on Schedule 3.06 of the Issuer Disclosure Schedules as of September 21, 2023, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Ordinary Shares or the capital stock of any subsidiary of the Company, or contracts, commitments, understandings or arrangements by which the Company or any subsidiary of the Company is or may become bound to issue additional Ordinary Shares or Equity Interests of any subsidiary of the Company.  The issuance and sale of this Warrant and the Ordinary Shares issuable upon exercise of the Warrant will not obligate the Company or any subsidiary of the Company to issue Ordinary Shares or other securities to any Person (other than the Holders).  There are no outstanding securities or instruments of the Company or any subsidiary of the Company with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company or any subsidiary of the Company.  There are no outstanding securities or instruments of the Company or any subsidiary of the Company that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any subsidiary of the Company is or may become bound to redeem a security of the Company or such subsidiary.  All of the issued and outstanding shares in the capital of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and none of such issued and outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.  There are no stockholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party (other than any such agreement to which the Holders are a party) or, to the knowledge of the Company, between or among any of the Company’s shareholders.

5.           Representations and Warranties of the Holders.  In connection with the transactions provided for herein, the Holders hereby represent and warrant to the Company that:

(a)          Authorization.  The Holders are entities formed, validly existing and in good standing under the laws of their respective formation, and this Warrant has been duly and validly executed and delivered by the Holders and constitutes the binding obligation of the Holders, enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors’ rights and to general principles of equity.

(b)          Purchase for Own Account.  This Warrant and the Ordinary Shares to be acquired upon exercise of this Warrant by the Holders are being acquired for the Holders’ own account, not as a nominee or agent, and not with a view to the public resale or distribution within the meaning of the Securities Act in violation of the Securities Act or other applicable securities laws.  The Holders also represent that the Holders have not been formed for the specific purpose to permit the Company to avoid classification as an investment company under the Investment Company Act of 1940, as amended from time to time (“Investment Company Act”).

(c)          Securities Act. The Holders understand that this Warrant and the Ordinary Shares, at the time of issuance, will not be registered under the Securities Act on the ground that the transaction provided for in this Warrant and the issuance of Ordinary Shares hereunder is exempt from registration under the Securities Act. The Holders are aware that only the Company can take action to register this Warrant and Ordinary Shares issuable upon exercise of this Warrant under the Securities Act and that the Company is under no such obligation, and does not propose or intend to attempt, to do so (other than as contemplated under the Registration Rights Agreement).

(d)          Investment Experience.  The Holders have such knowledge and experience in financial and business matters that the Holders are capable of evaluating the merits and risks of an investment in this Warrant and the Ordinary Shares issuable upon exercise thereon and of making an informed investment decision (including through the Holders’ acquisition of information about the Company’s business affairs and financial condition) and understands that (i) an investment in this Warrant and Ordinary Shares issuable upon exercise thereof is speculative and (ii) there are substantial restrictions on the transferability of this Warrant and such Ordinary Shares.

(e)          Accredited Investor; U.S. Person.  Each of the Holders is an “Accredited Investor” (as defined in the regulations promulgated under the Securities Act as amended by Section 413(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and is not a non-U.S. Person for purposes of the U.S. securities laws.

(f)          Restrictions.  The Holders understand that this Warrant and the securities issuable upon exercise hereof may not be sold, transferred or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Warrant and Ordinary Shares or an available exemption from registration under the Securities Act, the Warrant and Ordinary Shares must be held indefinitely.

6.           Covenants.

(a)          Company Notices.

(i)          Notices of Distribution.  In the event of any authorization or decision by the Company or its board of directors to distribute property or assets to the Members, the Company shall provide prior written notice to the Holders at least ten (10) days prior to such distribution or, if earlier, the date on which the Holders must be Members in order to receive such a distribution, specifying the date on which any such distribution is to be made or, if earlier, the date on which the Holders must be Members in order to receive such a distribution.

(ii)         Other Notices.  The Company shall provide no less than fifteen (15) days’ prior written notice to the Holders (or as much notice as is reasonably practicable in connection therewith in the case of subsection (A) and (D)) in the event of: (A) any restructuring, reclassification, capital reorganization or material change in the Equity Interests of the Company; (B) any Monetization Event; (C) any material refinancing; (D) any distribution to holders of Ordinary Shares; (E) any issuance or sale by the Company of any Ordinary Shares or Equity Interests; (F) any amendments, waivers or modifications to the Company Articles; (G) any Transfers by Members of the Company that afford other holders of Ordinary Shares of the Company (or the Holders, if they were to exercise this Warrant) with any rights to purchase the Equity Interests so Transferred or participate in such Transfer of Equity Interests; and (H) any voluntary or involuntary dissolution, liquidation or winding-up of the Company.  Such notice shall set forth the material terms and conditions related to the foregoing, as applicable, to the extent then known and applicable to the rights of the Holders, and the contemplated date of the closing or other consummation thereof.

(b)          Reservation of Ordinary Shares.  At all times while this Warrant remains exercisable pursuant to Section 2(a), the Company shall have authorized, reserved and kept available solely for the purpose of issuance upon exercise of this Warrant, the maximum number of Ordinary Shares issuable upon the exercise of the rights represented by this Warrant.  The Company shall take all such actions as may be reasonably necessary or appropriate to ensure that the Company may validly and legally issue fully paid and nonassessable shares of Ordinary Shares upon the exercise of this Warrant.  The Company shall not take any action that would cause the number of authorized but unissued Ordinary Shares to be less than the number of Ordinary Shares required to be reserved hereunder for issuance upon exercise of this Warrant.

(c)          Compliance with Law.  The Company shall take all such actions as may be reasonably necessary or appropriate to ensure that Ordinary Shares issued upon exercise of this Warrant are issued without violation by the Company of any applicable laws (assuming the accuracy of the Holders’ representations herein).

(d)          Payment of Expenses.  Except as otherwise expressly provided herein, the Company shall pay all reasonable expenses in connection with, and all taxes (including stamp duty) and other governmental charges that may be imposed with respect to, the issuance of this Warrant, any further warrants issued pursuant to this Warrant and the issuance or delivery of Ordinary Shares issued upon exercise of this Warrant, together with any applicable withholding payable upon the issuance of this Warrant, any such further warrants and the issuance or delivery of such Ordinary Shares to the Holders or any other Person; provided, that the Company shall not be required to pay any tax or governmental charge that may be imposed with respect to the issuance or delivery of the Ordinary Shares issued upon exercise of the Warrant to any Person other than the Holders, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Company the amount of any such tax, or has established to the satisfaction of the Company that such tax has been paid.

(e)          Holder Consent.  The Company shall obtain the written consent of the Holders prior to: (i) for so long as the Holders collectively beneficially own equal to or greater than 10.0% of the aggregate number of issued and outstanding Ordinary Shares calculated on a Fully-Diluted Basis (assuming for purposes of determining the numerator and the denominator in such calculation that any unvested portion of the Vested Warrant Amount of the Existing Warrants has been vested), issuing Ordinary Shares in the Company (other than pursuant to the exercise of a Company Warrant or the Equity Incentive Plan) at a price per share less than the Maximum Discount; provided, however, that the Holders shall be deemed to have waived their consent rights under this clause (i) if prior to such time the investment committee of the Holders has failed to approve a subscription for Subsequent Acquired Interests at a time when all other conditions in Article 7 of the Securities Purchase Agreement relating to such Subsequent Closing have been satisfied; (ii) for so long as the Holders collectively beneficially own equal to or greater than 10.0% of the aggregate number of issued and outstanding Ordinary Shares calculated on a Fully-Diluted Basis (assuming for purposes of determining the numerator and the denominator in such calculation that any unvested portion of the Vested Warrant Amount of the Existing Warrants has been vested), issuing Ordinary Shares in the Company (other than pursuant to the exercise of a Company Warrant) if after giving effect to such issuance the Holders would collectively beneficially own less than 10.0% of the aggregate number of issued and outstanding Ordinary Shares, in each case, calculated on a Fully-Diluted Basis (assuming for purposes of determining the numerator and the denominator in such calculation that any unvested portion of the Vested Warrant Amount of the Existing Warrants has been vested) (a “Dilutive Issuance”); provided, however, that the Holders shall be deemed to have waived their consent rights under this clause (ii) with respect to any future Dilutive Issuance if (x) the Holders have previously provided their written consent to a Dilutive Issuance pursuant to this clause (ii) or (y) prior to such time the investment committee of the Holders has failed to approve a subscription for Subsequent Acquired Interests at a time when all other conditions in Article 7 of the Securities Purchase Agreement relating to such Subsequent Closing have been satisfied; or (iii) amending the Company Articles in a manner that alters any provisions of the Company Articles that would be materially adverse to the Holders in their capacity as holders of this Warrant or as Members.  For purposes of the foregoing, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

7.           Adjustment to Number of Ordinary Shares and Exercise Price.  In order to prevent dilution of the rights granted under this Warrant, the Exercise Price shall be subject to adjustment from time to time as provided in this Section 7, and the number of Ordinary Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as provided in this Section 7; provided, however, if more than one subsection of this Section 7 is applicable to a single event, the subsection shall be applied that produces the largest adjustment and no single event shall cause an adjustment under more than one subsection of this Section 7 so as to result in duplication.

(a)          Subdivision or Combination of Ordinary Shares.  If the Company at any time while this Warrant remains outstanding and unexpired shall subdivide or combine its Equity Interests, the Exercise Price shall be proportionately decreased in the case of a subdivision or increased in the case of a combination and the number of Ordinary Shares for which this Warrant is exercisable shall be correspondingly adjusted.

(b)          Reclassification, Reorganization and Consolidation.  In case of any reclassification, capital reorganization or change in the Equity Interests of the Company (other than as a result of a subdivision, combination provided for in Section 7(a) above or an in-kind distribution provided for in Section 7(c) below), then, as a condition of such reclassification, reorganization or change, lawful provision shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Holders, so that the Holders shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of Equity Interests and other securities or property receivable in connection with such reclassification, reorganization or change by a holder of a proportionate number and type of securities as were purchasable as Ordinary Shares by the Holders immediately prior to such reclassification, reorganization or change.  In any such case appropriate provisions shall be made with respect to the rights and interest of the Holders so that the provisions hereof shall thereafter be applicable with respect to any Equity Interests or other securities or property deliverable upon exercise hereof, and appropriate adjustments shall be made to the Exercise Price per Ordinary Share payable hereunder; provided, that the aggregate Exercise Price shall remain the same (subject to adjustment in accordance with this Section 7).

(c)          Distributions of Ordinary Shares or Other Securities or Property.  If at any time while this Warrant remains outstanding and unexpired, the holders of the Equity Interests as to which purchase rights under this Warrant exist at the time shall have received, or, on or after the date fixed for the determination of eligible Members, shall have become entitled to receive, without payment therefor, other or additional Equity Interests or other property (other than cash) of the Company by way of distribution, then and in each case, this Warrant shall represent the right to acquire, in addition to the number of Ordinary Shares receivable upon exercise of this Warrant, and without payment of any additional consideration therefor, the amount of such other or additional Equity Interests or other property (other than cash) of the Company that the Holders would hold on the date of such exercise had they been the holder of record of the Ordinary Shares receivable upon exercise of this Warrant on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such Ordinary Shares and/or all other additional Equity Interests available by it as aforesaid during such period, giving effect to all adjustments called for during such period by the provisions of this Section 7.

(d)          Fractional Shares.  No fractional Ordinary Shares or scrip representing fractional Ordinary Shares will be issued in connection with any exercise hereunder.  In lieu of any fractional Ordinary Shares to which the Holders would otherwise be entitled, the number of Ordinary Shares to be issued upon exercise of this Warrant shall be rounded down to the nearest whole Ordinary Share.

(e)          Maximum Percentage.  Notwithstanding anything to the contrary contained herein, the Holders shall not be entitled to exercise this Warrant to the extent that such exercise would result in the Holders together with any other “attribution parties” collectively beneficially owning in the aggregate in excess of 4.99% (the “Maximum Percentage”) of the number of Ordinary Shares in issue and outstanding immediately after giving effect to such exercise; provided, however, that (i) the Maximum Percentage shall automatically increase to 9.99% if, at the time of such exercise, the Holders, together with any other “attribution parties,” file any Securities and Exchange Commission reports required as a result of such Holders and such other “attribution parties” collectively beneficially owning in the aggregate in excess of 4.99% of the number of Ordinary Shares in issue and outstanding and (ii) at any time, upon not less than 61 days written notice to the Company, the Holders may increase or decrease the Maximum Percentage to any other percentage.  For purposes of this Section 7(e), “attribution parties” means, the Holders, their respective affiliates and any other persons whose beneficial ownership of Ordinary Shares would be aggregated with the Holders’ for purposes of Section 13(d) of the Securities Exchange Act of 1934.

8.           Transfer of Warrant.

(a)          Subject to the transfer conditions referred to in the legend endorsed hereon and the other applicable terms and conditions of this Warrant, until the material breach by the Company of this Warrant or the Company Articles (the “Warrant Holder Period”), the Holders shall not Transfer this Warrant except to their respective Affiliates, any Related Fund or holder of Equity Interests of the Holders.  Upon and following the expiration of the Warrant Holder Period, the Holders may Transfer this Warrant to any Person.  Any Transfer pursuant to this Section 8 shall be implemented by delivering (by email or otherwise) this Warrant to the Company with a duly executed and delivered instrument of Transfer, together with evidence of payment of any relevant stamp duty or transfer taxes by the Transferee.  Upon such surrender of the Warrant and subject to the payment of any relevant stamp duty or transfer taxes by the Transferee, the Company shall execute and deliver any new Warrant(s) in the names of the Transferor and permitted Transferees, as applicable, and in accordance with the denominations specified in such instrument of Transfer, and this Warrant shall automatically be cancelled, and the Company shall register the permitted Transferees, and the permitted Transferees shall be deemed to have become, and shall be treated for all purposes as, the holders of record of the new Warrant(s) immediately upon issuance of such new Warrant(s) to such permitted Transferees.  Any Transfer in violation of this Section 8 shall be void ab initio.

(b)          The Holders understand that this Warrant, and any securities issued in respect hereof or exchange herefor, will bear, for so long as is required by applicable securities laws, a legend in substantially the form of subsection (i) and may bear the legends stated in subsection (ii):

(i)      “THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO RULE 144 OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT.”

(ii)         Any legend required by the securities laws of any state to the extent such laws are applicable to the securities represented by the certificate or other document so legended.

(c)          Certificates or book entries evidencing title to this Warrant and any securities issued in respect hereof or exchange herefor that cease to be restricted pursuant to applicable securities laws shall not contain any legend (including the legends set forth in Section 8(b)) and, promptly following the date on which such securities cease to be restricted pursuant to applicable securities laws, and following the delivery by the Holders and the Holders’ broker(s) to the Company, its legal counsel and the Company’s transfer agent of customary representations and other documentation (including, for the avoidance of doubt, customary certificates and representation letters, but not including any notarized or medallion guaranteed documents) and other representations and documentation as required by law or regulation evidencing that the applicable securities have ceased to be restricted pursuant to applicable securities laws and that the removal of such legend may be effected under the Securities Act, the Company shall cause (i) its legal counsel to issue a customary legal opinion to the Company’s transfer agent to effect the removal of the applicable legends on such securities and (ii) the Company’s transfer agent to deliver to the Holders such securities that are free from all restrictive and other legends by crediting the account of the Holders’ broker with the Depository Trust Company system as directed by the Holders.

9.           Replacement on Loss.  In the event that the Holders notify the Company of the loss, theft, destruction or mutilation of this Warrant, then upon delivery of an indemnity bond or lost warrant affidavit sufficient in the reasonable determination of the Company to protect the Company from any loss that it may suffer if the Warrant is replaced and, in case of mutilation, upon surrender of such Warrant for cancellation to the Company, the Company shall execute and deliver to the Holders, in lieu hereof, a new Warrant of like tenor and exercisable for an equivalent number of Ordinary Shares as the Warrant so lost, stolen, mutilated or destroyed and the replaced Warrant shall automatically be cancelled; provided, that, in the case of mutilation, no indemnity bond or lost warrant affidavit shall be required if this Warrant in identifiable form is surrendered to the Company for cancellation.

10.         Warrant Register.  The Company shall keep and properly maintain at its executive offices records of the registration of this Warrant and any permitted and duly made transfers or exercises thereof.  The Company may deem and treat the Person in whose name this Warrant is registered in such register as the holder thereof for all purposes, and the Company shall not be affected by any notice to the contrary, except any assignment, division or other transfer of the Warrant effected in accordance with the provisions of this Warrant.

11.         Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (with all fees prepaid and receipt requested); (c) on the date sent by e-mail, which e-mail shall include a subject line referencing the subject of the notice, request, consent, claim, demand, waiver or other communication contained therein or attached thereto, if sent (with no auto-generated undeliverable reply message sent) prior to 5:00 p.m., New York City time on a Business Day, and on the next Business Day if sent (with confirmation of transmission) on a day other than a Business Day or after 5:00 p.m., New York City time on a Business Day; or (d) on the third day after the date mailed, by certified or registered mail (with return receipt requested and postage prepaid).  Such communications must be sent to the respective parties hereto at the addresses indicated below (or at such other address for any party hereto as shall be specified in a notice given in accordance with this Section 11).

If to the Company:	Carbon Revolution Public Limited Company Ten Earlsfort Terrace Dublin 2, D02 T380, Ireland E-mail: connor.manning@arthurcox.com Attention: Connor Manning
with a copy to:	Goodwin Procter LLP 620 Eighth Avenue New York, New York 10018 E-mail: jletalien@goodwinlaw.com; jarel@goodwinlaw.com Attention: Jeffrey Letalien; Jocelyn Arel
If to the Holders:	OIC Structured Equity Fund I GPFA Range, LLC OIC Structured Equity Fund I Range, LLC 292 Madison Avenue, Suite 2500 New York, NY 10017 Email: Team_Range@OIC.com; CLE@OIC.com Attention: Equity Team
with a copy to:	Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 E-mail: jeffrey.greenberg@lw.com; ryan.maierson@lw.com Attention: Jeffrey Greenberg; Ryan Maierson

12.         Cumulative Remedies.  The rights and remedies provided in this Warrant are cumulative and are not exclusive of, and are in addition to and not in substitution for, any other rights or remedies available at law, in equity or otherwise.

13.         Equitable Relief.  Each party hereto acknowledges and agrees that a breach or threatened breach by such party of any of its obligations under this Warrant would give rise to irreparable harm to the other party hereto for which monetary damages would not be an adequate remedy and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, the other party hereto shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, without the need to post a bond, including a restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction.

14.         Entire Agreement.  This Warrant, the Securities Purchase Agreement, the Company Articles and any other documents delivered pursuant hereto or thereto in connection herewith, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

15.         Successor and Assigns.  This Warrant and the rights and obligations evidenced hereby shall be binding upon and shall inure to the benefit of the parties hereto and the successors of the Company and the permitted successors and permitted assigns of the Holders.  Such permitted successors and/or permitted assigns of the Holders shall be deemed to be a “Holder” for all purposes hereunder.

16.          No Third-Party Beneficiaries.  This Warrant is for the sole benefit of the Company and the Holders and their respective permitted successors and, in the case of the Holders, permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Warrant.

17.         Interpretation.  For purposes of this Warrant, (a) definitions shall apply equally to the singular and plural forms of the terms defined; (b) words of any gender shall be deemed to include each other gender and neuter forms; (c) Section headings are for convenience only and shall not limit or otherwise affect the meaning hereof; (d) the word “including” and words of similar import shall be deemed to be followed by the phrase “without limitation”; (e) the words “this Warrant,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import shall refer to this Warrant as a whole, and not to any particular subdivision hereof unless expressly so limited; (f) “or” is not exclusive; (g) unless otherwise specified or the context otherwise requires, (i) any reference to an agreement or other document means such agreement or other document as amended, restated or otherwise modified from time to time in accordance with its terms, (ii) any reference to a Person shall be deemed to include such Person’s successors and permitted assigns, (iii) any reference to a Section, a clause or an Exhibit means a Section or a clause of, or an Exhibit to, this Warrant; and (h) any reference to any statute or other law shall be deemed to include all rules, regulations and exemptions promulgated thereunder and all provisions consolidating, amending, replacing, supplementing or interpreting such statute or other law (including any successor provisions). The terms “dollars” and “US$” means U.S. dollars, the lawful currency of the United States of America.  Any reference in this Warrant to a “day” or a number of “days” (without explicit reference to “Business Days”) shall be interpreted as a reference to a calendar day or number of calendar days.  For all purposes of this Warrant, if any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

18.         Amendment and Modification; Waiver.  Except as otherwise provided herein, this Warrant may only be amended, modified or supplemented by an agreement in writing signed by the Company and the Holders.  No waiver by the Company or the Holders of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving.  No waiver by any party hereto shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.  No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Warrant shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

19.         Severability.  If any term or provision of this Warrant is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Warrant or invalidate or render unenforceable such term or provision in any other jurisdiction.

20.         Governing Law.  This Warrant shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of New York.

21.         Submission to Jurisdiction.  Any legal suit, action or proceeding arising out of or based upon this Warrant or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the State of New York in each case located in the City of New York, and each party hereto irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.  Service of process, summons, notice or other document by certified or registered mail to such party’s address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court.  The parties hereto irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

22.         WAIVER OF JURY TRIAL.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS WARRANT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS WARRANT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

23.         Counterparts.  This Warrant may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.  A signed copy of this Warrant delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Warrant.

24.         No Strict Construction.  This Warrant shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

25.         No Impairment.  All Ordinary Shares issuable upon exercise of this Warrant shall become subject to, and have the benefit of, the Company Articles and the Company shall not, by any action including by amendment of the Company Articles or its certificate of formation or through any equity sale or issuance, recapitalization, reclassification, reorganization, merger, consolidation or other business combination, dissolution, liquidation or winding-up or any other action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but shall at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holders of this Warrant against impairment thereof.

26.         Limitations on Liability.  Except as expressly set forth herein (including restrictions related to transfer, compliance with securities laws and any requirements under the Company Articles), nothing contained in this Warrant shall be construed as imposing any liabilities on the Holders with respect to the purchase of any Ordinary Shares or Equity Interests (upon exercise of this Warrant or otherwise), whether such liabilities are asserted by the Company or by creditors of the Company.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Warrant on the date first written above.

CARBON REVOLUTION PUBLIC LIMITED COMPANY

By:
Name:
Title:

[Signature Page to Warrant]

HOLDERS:

OIC STRUCTURED EQUITY FUND I RANGE, LLC

BY: OIC STRUCTURED EQUITY FUND I AUS, L.P., its sole member
By: OIC Structured Equity Fund I GP, L.P., its general partner
By: OIC Structured Equity Fund I Upper GP, LLC, its general partner

By:
Name:
Title:

OIC STRUCTURED EQUITY FUND I GPFA RANGE, LLC

BY: OIC STRUCTURED EQUITY FUND I GPFA, L.P, its sole member
By: OIC Structured Equity Fund I GP, L.P., its general partner
By: OIC Structured Equity Fund I Upper GP, LLC, its general partner

By:
Name:
Title:

[Signature Page to Warrant]

Exhibit A

NOTICE OF EXERCISE

TO:        [__________________]

1.       The undersigned hereby elects to exercise the attached Warrant to Purchase Ordinary Shares (the “Warrant”) to subscribe for ____________ ordinary shares with a nominal value of US$0.0001 per share (“Ordinary Shares”) in the capital of Carbon Revolution Public Company Limited (the “Company”), a public limited company incorporated in Ireland with registered number 607450, pursuant to the terms of the Warrant, and tenders herewith payment of the aggregate subscription price of such Ordinary Shares in full[, together with all applicable stamp duty or other transfer taxes, if any.]3

2.           Please enter the name of the undersigned or in such other name as is specified below in the register of members of the Company as the holder of such shares and issue a certificate or certificates representing said shares in the name of the undersigned or in such other name as is specified below:

Name:

Address:

WARRANTHOLDER

By:

Title:

Date:

3 To be deleted when exercised by the original Holders - see Section 6(d).

Schedule A
Disclosures

[Omitted]

Schedule 2.05:
Subsequent Reserve Release Milestones

[Omitted]